

September 4, 2013

Via E-mail
Mr. Mark Wilson
Chief Executive Officer
Aviva PLC
St. Helen's, 1 Undershaft
London EC3P 3DQ
England

> **Re: Aviva PLC**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed March 25, 2013**
> **File No. 001-34486**

Dear Mr. Wilson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Risk and Capital Management
Principal risks and uncertainties
Risk environment, page 33

1. In your risk factor on page 96 you discuss the effect of interest rates on your 'spread' which is a key component of your net income. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses and quantifies the expected effects of a sustained low interest rate environment on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information

such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates.

16 – Interests in, and loans to, associates
(i) Disposal of Delta Lloyd, page 157

2. You disclose that prior to sale, the Group's share of Delta Lloyd's net asset value declined to a value below its quoted market value and therefore the impairment recognized in 2011 of £205 million to reduce the carrying value of the associate to the quoted market value was redundant and no longer required therefore has been reversed during the current period. Please tell us why you believe the impairment charge in 2011 to be "redundant" and thus reversible and the accounting literature you relied on to support your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief